UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                 Tanner's Restaurant Group Inc.
          ---------------------------------------------
                        (Name of Issuer)

                          COMMON STOCK
                 ------------------------------
                 (Title of Class of Securities)

                           417905-10-6
                         --------------
                         (CUSIP Number)

                  DCI Telecommunications, Inc.
                         611 Access Road
                       Stratford, CT 06615
                       Attn: John J. Adams
                       Phone: 203-380-0910
    --------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          May 31, 2000
             --------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP NO. 417905-10-6                        PAGE 2 OF 5 PAGES

1 NAME OF REPORTING PERSON:   DCI Telecommunications, Inc.
  I.R.S. IDENTIFICATION NO:   84-1155041

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [] (b)[]

3 SEC USE ONLY:

4 SOURCE OF FUNDS:  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) OR 2(e):  [ ]

6 CITZENSHIP OR PLACE OF ORGANIZATION: Incorporated in Colorado

      NUMBER OF          7    Sole Voting Power:
        SHARES                40,000,000 shares of Common Stock
     BENEFICIALLY
       OWNED BY          8    Shared Voting Power:
         EACH                 -0-
   REPORTING PERSON
         WITH            9    Sole Dispositive Power
                              40,000,000 shares of Common Stock

                         10   Shared Dispositive Power
                              -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
   40,000,000 shares of Common Stock

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES: [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  62.7%

14 TYPE OF REPORTING PERSON: CO

                          SCHEDULE 13D

CUSIP NO. 417905-10-6                        PAGE 3 OF 5 PAGES


THIS SCHEDULE 13D IS FILED ON BEHALF OF DCI TELECOMMUNICATIONS,
INC. (the "Reporting Company").

ITEM 1. SECURITY AND ISSUER

This Schedule 13D related to shares of common stock, par value
$.01 per share (the "Common Stock") of Tanner's Restaurant Group
Inc. (the "Issuer").

The principal executive office and mailing address of the Issuer are 5500 Oakbrook Parkway, Suite 260, Norcross, GA 30093, phone:
(203) 333-6389.


ITEM 2. IDENTITY AND BACKGROUND

Name:               DCI Telecommunications, Inc.
                    State of Incorporation:  Colorado

Business address:   611 Access Road
                    Stratford, CT 06615

Principal Business: Telecommunication products and services



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The securities were acquired through the sale of Fone.com to the
  Issuer for 40,000,000 shares of its common stock, equating to approximately 62.7% of its outstanding shares (after giving effect to the issuance of such shares).

                          SCHEDULE 13D

CUSIP NO. 417905-10-6                        PAGE 4 OF 5 PAGES


ITEM 4. PURPOSE OF TRANSACTION

The Reporting Company acquired the shares of common stock of the Issuer for the sale of its Fone.com subsidiary (reference Form 8-
K dated June 19, 2000 as filed by the Reporting Company).


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

According to information furnished to the Reporting Company by the Issuer, there were 23,823,328 shares of common stock issued and outstanding as of May 24, 2000. Based on such information, the Reporting Company directly owns and has sole power to vote 40,000,000 shares of Issuer which represents 62.7% of the currently outstanding common stock of the Issuer, after giving effect to the issuance of the shares to the Reporting Company in this transaction.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

N/A.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1.1  Agreement, dated May 31, 2000 among Tanner's Restaurant
     Group Inc. and DCI Telecommunications, Inc. (reference Form 8-K dated June 19, 2000 as filed by the Reporting Company)

                          SCHEDULE 13D

CUSIP NO. 417905-10-6                        PAGE 5 OF 5 PAGES



                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 20, 2000             Signature: /s/ John J. Adams
                                Name: John J. Adams

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                          Exhibit Index

1.1  Agreement, dated May 31, 2000 among Tanner's Restaurant
     Group Inc. and DCI Telecommunications, Inc. (reference Form 8-K dated June 19, 2000 as filed by the Reporting Company)